UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 7, 2024

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2024 to 30 June 2024

7 August 2024

Novo Nordisk's sales increased by 24% in Danish kroner and by 25% at constant exchange rates to DKK 133.4 billion in the first six months of 2024

•Operating profit increased by 18% in Danish kroner and by 19% at constant exchange rates (CER) to DKK 57.8 billion. Operating profit is impacted by the impairment loss related to ocedurenone of DKK 5.7 billion.
•Sales in North America Operations increased by 36% in Danish kroner (36% at CER). Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years. Sales in International Operations increased by 9% in Danish kroner (11% at CER).

•Sales within Diabetes and Obesity care increased by 26% in Danish kroner to DKK 125.0 billion (27% at CER), mainly driven by GLP-1 diabetes sales growth of 32% in Danish kroner (32% at CER) and Obesity care growing by 37% in Danish kroner to DKK 24.9 billion (37% at CER). Rare disease sales decreased by 4% measured in Danish kroner (3% at CER).

•Within R&D, Novo Nordisk successfully completed the phase 3 FRONTIER 2 trial with Mim8, where once-weekly and once-monthly Mim8 demonstrated superior reduction of treated bleeding episodes compared to on-demand and prior prophylaxis treatment in people with haemophilia A. In June 2024, Novo Nordisk announced that the ocedurenone CLARION-CKD phase 3 trial was stopped, as ocedurenone failed to meet the primary endpoint.

•Also within R&D, Novo Nordisk received a Complete Response Letter from the Food and Drug Administration (FDA) for insulin icodec in July. In Obesity care, Novo Nordisk received a positive CHMP opinion, based on the SELECT trial, for an update of the Wegovy® label to reflect risk reduction of major adverse cardiovascular events in the EU.
•For the 2024 outlook, sales growth is now expected to be 22-28% at CER, and operating profit growth is now expected to be 20-28% at CER. Growth reported in Danish kroner is now expected to be 1 percentage point lower than at CER growth for both sales and operating profit.

PROFIT AND LOSS	H1 2024	H1 2023	Growth as reported	Growth at CER*
DKK million
Net sales	133,409	107,667	24%	25%
Operating profit	57,780	48,895	18%	19%

Net profit	45,457	39,242	16%	N/A
Diluted earnings per share (in DKK)	10.17	8.71	17%	N/A
* CER: Constant exchange rates (average 2023).
Lars Fruergaard Jørgensen, president and CEO: "We are pleased with the sales growth in the first half of 2024, which has enabled us to raise the outlook for the full year. The growth is driven by the increased demand for our GLP-1-based diabetes and obesity treatments, and we continue to reach more patients with our innovative treatments. Within R&D, we are very pleased with the first phase 3 trial results with Mim8 and its potential for people living with haemophilia A, and with the recent recommendation for a label extension for cardiovascular risk reduction for Wegovy® in the EU."

On 7 August 2024 at 13.00 CEST, corresponding to 07.00 am EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’: https://www.novonordisk.com/investors/financial-results.html#results2024 (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 2 of 36
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first six months of 2024 (blue indicates second quarter developments)

PERFORMANCE HIGHLIGHTS

Purpose and sustainability (ESG)
Progress towards zero environmental impact:
–Overall CO2e emissions (scope 1, 2 and full scope 3) increased by 31% compared to the first six months of 2023
Adding value to society:
–Medical treatment provided to 40.7 million people living with diabetes and 1.4 million people living with obesity
–Reached more than 56,000 children in the Changing Diabetes® in Children programme

Being recognised as a sustainable employer: –Share of women in senior leadership positions has increased to 41% from 40% end of June 2023
Innovation and therapeutic focus
Further raise innovation bar for diabetes treatment:
–Semaglutide 1.0 mg demonstrated a 24% reduction in risk of kidney disease-related events in the FLOW outcomes trial
–Awiqli® approved in the EU, Japan and China
–Complete Response Letter received for insulin icodec in the US
–Successful completion of the COMBINE phase 3a programme with IcoSema

Develop superior treatment solutions for obesity:
–Phase 2 trial initiated with once-weekly GIP/GLP-1 dual agonist
–Approval of Wegovy® in China
–Positive opinion for update of the Wegovy® label based on the SELECT cardiovascular outcomes trial in the EU
–Successful completion of phase 3b trial OASIS 4 with 25 mg oral semaglutide

Strengthen and progress Rare disease pipeline:
–Phase 3a trial, FRONTIER 2, with Mim8 successfully completed in people with haemophilia A
–Concizumab re-submitted in the US for the treatment of haemophilia A and B with inhibitors

Establish presence in Cardiovascular & Emerging Therapy Areas:
–Agreement to acquire Cardior Pharmaceuticals and lead asset CDR132L in phase 2 development for treatment of heart failure
–Phase 3 development initiated with ziltivekimab in HFpEF and AMI
–Phase 3 trial CLARION-CKD trial stopped as ocedurenone failed to meet primary endpoint

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share increased by 1.5 percentage points to 34.1% (MAT)
More than DKK 25 billion in Obesity care sales by 2025:
–Obesity care sales increased by 37% at (CER) to DKK 24.9 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales decreased by 3% (CER) to DKK 8.4 billion

Financials
Deliver solid sales and operating profit growth: –Sales growth of 25% (CER) –Operating profit growth of 19% (CER), impacted by the impairment loss related to ocedurenone
Drive operational efficiencies:
–Operational leverage reflecting sales growth, excluding the impairment loss related to ocedurenone

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK 41.3 billion
–DKK 38.9 billion returned to shareholders

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 3 of 36
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST SIX MONTHS OF 2024

PROFIT AND LOSS	H1 2024	H1 2023	% change H1 2024 to H1 2023	% change H1 2024 to H1 2023 at CER¹
(Amounts are in DKK million, except for earnings per share)

Net sales	133,409	107,667	24%	25%

Gross profit	113,219	91,629	24%	24%
Gross margin	84.9%	85.1%

Sales and distribution costs	(28,190)	(26,754)	5%	6%
Percentage of sales	21.1%	24.8%

Research and development costs	(24,772)	(13,855)	79%	78%
Percentage of sales	18.6%	12.9%

Administrative costs	(2,314)	(2,143)	8%	8%
Percentage of sales	1.7%	2.0%

Other operating income and expenses	(163)	18	N/A	N/A

Operating profit (EBIT)	57,780	48,895	18%	19%
Operating margin	43.3%	45.4%

Financial items (net)	(530)	96	N/A	N/A

Profit before income taxes	57,250	48,991	17%	N/A

Income taxes	(11,793)	(9,749)	21%	N/A
Effective tax rate	20.6%	19.9%

Net profit	45,457	39,242	16%	N/A
Net profit margin	34.1%	36.4%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	11,759	3,896	202%	N/A
Capital expenditure (PP&E)	18,944	10,571	79%	N/A
Net cash generated from operating activities	64,817	58,391	11%	N/A
EBITDA 1)	69,539	52,791	32%	N/A
Free cash flow 1)	41,309	45,537	(9%)	N/A

Diluted earnings per share / ADR (in DKK)	10.17	8.71	17%	N/A

Full-time equivalent employees end of period	69,260	59,337	17%	N/A

1) See appendix 7: Non-IFRS financial measures (additional information).

These unaudited consolidated financial statements for the first six months of 2024 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies.
The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2023 of Novo
Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 4 of 36
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 24% measured in Danish kroner and by 25% at CER in the first six months of 2024, driven by Diabetes care sales growth of 25% (CER) and Obesity care sales growth of 37% (CER). Rare disease sales decreased by 3% (CER). Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years and the phasing of rebates in 2023.

Sales split per therapy	Sales H1 2024 DKK million	Sales H1 2023 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Injectable GLP-1	61,086	46,392	32%	32%	56%
- Ozempic®	56,685	41,741	36%	36%	57%
- Victoza®	4,401	4,651	(5%)	(5%)	(1%)
Rybelsus®	10,931	8,344	31%	32%	10%

Total GLP-1	72,017	54,736	32%	32%	66%

Long-acting insulin[1]	9,902	7,487	32%	34%	10%

Premix insulin[2]	5,404	5,232	3%	6%	1%

Fast-acting insulin[3]	8,355	7,999	4%	5%	2%

Human insulin	3,316	3,979	(20%)	(18%)	(3%)

Total insulin	26,977	24,697	9%	10%	10%

Other Diabetes care[4]	1,116	1,396	(9%)	(7%)	0%

Total Diabetes care	100,110	80,829	24%	25%	76%

Wegovy®	21,036	12,081	74%	74%	33%
Saxenda®	3,903	6,067	(36%)	(36%)	(8%)

Total Obesity care	24,939	18,148	37%	37%	25%

Diabetes and Obesity care total	125,049	98,977	26%	27%	101%

Rare disease segment
Rare blood disorders[5]	5,752	5,885	(2%)	(2%)	0%

Rare endocrine disorders[6]	1,843	2,030	(9%)	(8%)	(1%)

Other Rare disease[7]	765	775	(1%)	0%	0%

Rare disease total	8,360	8,690	(4%)	(3%)	(1%)

Total sales	133,409	107,667	24%	25%	100%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 5 of 36
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 24% measured in Danish kroner and by 25% at CER to DKK 100,110 million driven by growth of GLP-1-based products. Novo Nordisk has improved the global diabetes value market share over the last 12 months to 34.1% from 32.6% in line with the strategic aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. The market share increase was driven by market share gains in both North America Operations and International Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2023 and May 2024 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan; Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	May	May	Sales H1 2024 DKK million	Growth at CER
	2024	2023

Global	34.1%	32.6%	100,110	25%
North America Operations	35.6%	34.1%	57,257	38%
- The US	35.0%	33.7%	53,148	41%
International Operations	28.4%	27.2%	42,853	11%
- EMEA *	30.0%	29.6%	21,697	8%
- Region China **	32.7%	31.9%	9,235	14%
- Rest of World ***	24.1%	21.4%	11,921	13%

Source: IQVIA, May 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1-based therapies for type 2 diabetes
Sales of GLP-1-based products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 32% in both Danish kroner and at CER to DKK 72,017 million. The estimated global GLP-1 share of total diabetes prescriptions has increased to 6.3% compared with 5.4% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 56.0% value market share.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	May	May	Sales H1 2024 DKK million	Growth at CER
	2024	2023

Global	56.0%	54.1%	72,017	32%
North America Operations	54.4%	52.5%	49,707	39%
- The US	53.4%	51.5%	46,087	42%
International Operations	69.0%	66.9%	22,310	20%
- EMEA *	61.5%	62.0%	11,790	13%
- Region China **	79.0%	70.9%	3,684	23%
- Rest of World ***	86.2%	78.8%	6,836	30%

Source: IQVIA, May 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses or if not available, Novo Nordisk assumptions.

Rybelsus® sales increased by 31% measured in Danish kroner and by 32% at CER to DKK 10,931 million. Sales growth was driven by EMEA and Rest of World as well as North America Operations.

Ozempic® sales increased by 36% in both Danish kroner and at CER to DKK 56,685 million. Sales growth was driven by both North America Operations and International Operations. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across geographies.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 6 of 36
Victoza® sales decreased by 5% in both Danish kroner and CER to DKK 4,401 million as the GLP-1 market is moving towards once-weekly treatments. The sales decline was driven by International Operations, partially countered by higher sales in the US.

North America Operations
Sales of GLP-1 Diabetes care products in North America Operations increased by 39% in both Danish kroner and at CER. Novo Nordisk is the market leader with a 56.0% value market share. The estimated GLP-1 share of total diabetes prescriptions has increased to 16.6% compared with 13.3% 12 months ago.

Sales of GLP-1 Diabetes care products in the US increased by 42% at CER. The sales increase was mainly driven by continued uptake of Ozempic®.

Sales growth in the US was driven by a prescription volume growth of the GLP-1 class above 10% in the second quarter of 2024 compared with the second quarter of 2023 as well as Novo Nordisk market share gains. Novo Nordisk is the market leader with 56.1% measured by total monthly prescriptions and 55.0% measured by new-to-brand prescriptions.

International Operations
Sales of GLP-1 Diabetes care products in International Operations increased by 18% measured in Danish kroner and by 20% at CER. Sales growth is driven by all geographical areas. The estimated GLP-1 share of total diabetes prescriptions has increased to 4.0% compared with 3.5% 12 months ago. Novo Nordisk is the market leader with a value market share of 69.0% compared with 66.9% 12 months ago. The sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies.

EMEA
Sales in EMEA increased by 13% in both Danish kroner and at CER. The sales growth reflects the uptake of Rybelsus® and Ozempic®, partially offset by lower sales of Victoza®. Novo Nordisk remains the market leader in EMEA with a value market share of 61.5%. The estimated GLP-1 share of total diabetes prescriptions has increased to 5.4% compared with 4.8% 12 months ago.

Region China
Sales in Region China increased by 18% measured in Danish kroner and by 23% at CER. The sales growth mainly reflects the uptake of Ozempic®, partially countered by lower sales of Victoza®. GLP-1 sales growth was negatively impacted by periodic supply constraints. The GLP-1 share of total diabetes prescriptions has increased to 3.3% compared with 3.0% 12 months ago. Novo Nordisk is the market leader in Region China with a value market share of 79.0%.

Rest of World
Sales in Rest of World increased by 26% measured in Danish kroner and by 30% at CER. The sales growth reflects increased sales of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 2.6% compared with 2.1% 12 months ago. Novo Nordisk remains the market leader with a value market share of 86.2%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 7 of 36
Insulin
Sales of insulin increased by 9% measured in Danish kroner and by 10% at CER to DKK 26,977 million.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	May	May	Sales H1 2024 DKK million	Growth at CER
	2024	2023

Global	44.8%	45.6%	26,977	10%
North America Operations	35.1%	37.3%	7,418	36%
- The US	34.9%	37.0%	6,956	41%
International Operations	48.1%	48.6%	19,559	3%
- EMEA *	47.4%	47.1%	9,554	3%
- Region China **	41.3%	44.0%	5,107	11%
- Rest of World ***	57.2%	57.0%	4,898	(4%)

Source: IQVIA, May 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

North America Operations
Sales of insulin in North America Operations increased by 36% in both Danish kroner and at CER. The sales increase in the US was positively impacted by gross-to-net sales adjustments related to prior years, partially countered by a decline in volume. Novo Nordisk has a volume market share of 34.9% of the total US insulin market. Awiqli® was launched in Canada in June.

International Operations
Sales of insulin in International Operations increased by 1% measured in Danish kroner and by 3% at CER. The sales increase at CER was driven by Region China and EMEA, partially countered by Rest of World. Novo Nordisk has a volume market share of 48.1% of the total insulin market in International Operations.

EMEA
Sales of insulin in EMEA increased by 2% measured in Danish kroner and by 3% at CER. The sales increase at CER was driven by long-acting insulin, partially countered by premix insulin and human insulin. Novo Nordisk has a volume market share of 47.4% of the total insulin market.

Region China
Sales of insulin in Region China increased by 7% measured in Danish kroner and by 11% at CER. The sales increase was mainly driven by long-acting insulin and premix insulin, partially countered by human insulin. Novo Nordisk has a volume market share of 41.3% of the total insulin market.

Rest of World
Sales of insulin in Rest of World decreased by 7% measured in Danish kroner and by 4% at CER. The sales decrease at CER was mainly driven by human insulin and fast-acting insulin, partially countered by premix insulin. Novo Nordisk has a volume market share of 57.2% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 8 of 36
Obesity care, sales development
Sales of Obesity care products, Wegovy® and Saxenda®, increased by 37% in both Danish kroner and at CER to DKK 24,939 million. Sales growth was driven by both North America Operations and International Operations. The volume growth of the global branded obesity market was 91%. Novo Nordisk is the global market leader with a volume market share of 79.6%.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	May	Sales H1 2024 DKK million	Growth at CER
	2024

Global	91%	24,939	37%
North America Operations	136%	19,072	35%
- The US	143%	18,529	33%
International Operations	41%	5,867	47%
- EMEA *	69%	4,411	67%
- Region China**	N/A	56	(43%)
- Rest of World***	(7%)	1,400	11%

Source: IQVIA, May 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk obesity care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Wegovy® sales increased by 74% in both Danish kroner and at CER to DKK 21,036 million. Sales of Saxenda® decreased by 36% in both Danish kroner and CER to DKK 3,903 million as the obesity care market is moving towards once-weekly treatments.

North America Operations
Sales of Obesity care products in North America Operations increased by 35% in both Danish kroner and at CER to DKK 19,072 million. Sales of Wegovy® increased by 58% measured in Danish kroner and by 57% at CER to DKK 18,331 million, driven by increased volumes, partially countered by lower realised prices. In the US, demand for Wegovy® exceeds supply, and to safeguard continuity of care, the supply of the initiation dose strength remains capped. Broad commercial formulary access has been achieved for Wegovy®. Wegovy® has more than 200,000 weekly prescriptions in total and around 35,000 weekly new-to-brand prescriptions. Wegovy® has now been launched in Canada.

Sales of Saxenda® decreased by 71% in both Danish kroner and CER to DKK 741 million as the obesity care market is moving towards once-weekly treatments. The volume growth of the branded obesity market in the US was 143%.

International Operations
Sales of Obesity care products in International Operations increased by 47% in both Danish kroner and at CER to DKK 5,867 million driven by increased sales in EMEA and Rest of World. Sales of Saxenda® in International Operations decreased by 10% in both Danish kroner and CER to DKK 3,162 million, and sales of Wegovy® reached DKK 2,705 million. Wegovy® has now been launched in 12 countries in International Operations. The volume growth of the branded obesity market in International Operations was 41%.

EMEA
Sales of Obesity care products in EMEA increased by 67% in both Danish kroner and at CER to DKK 4,411 million reflecting uptake of Wegovy®, partially countered by declining sales of Saxenda®. The volume growth of the branded obesity market in EMEA was 69%.

Rest of World
Sales of Saxenda® in Rest of World increased by 12% measured in Danish kroner and by 11% at CER to DKK 1,399 million. The volume of the branded obesity market in Rest of World declined by 7%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 9 of 36
Rare disease, sales development
Rare disease sales decreased by 4% measured in Danish kroner and by 3% at CER to DKK 8,360 million. Sales of rare blood disorder products decreased by 2% in both Danish kroner and CER to DKK 5,752 million driven by NovoSeven® and haemophilia A products, partially countered by increased haemophilia B sales. Sales of rare endocrine disorder products decreased by 9% measured in Danish kroner and by 8% at CER to DKK 1,843 million. Novo Nordisk is working on re-establishing supply of rare endocrine disorder products following a reduction of manufacturing output. Sogroya® has been launched in five countries, and the initial feedback from patients and physicians is encouraging.

Rare disease, development per geographical area	Rare disease, sales development

	Sales H1 2024 DKK million	Growth at CER

Global	8,360	(3%)
North America Operations	3,881	13%
- The US	3,509	12%
International Operations	4,479	(14%)
- EMEA	2,799	(1%)
- Region China	178	(53%)
- Rest of World	1,502	(24%)

North America Operations
Rare disease sales in North America Operations increased by 13% in both Danish kroner and at CER. The sales increase was driven by rare endocrine disorder products increasing by 36% measured in Danish kroner and by 35% at CER, reflecting the launch of Sogroya® and gross-to-net sales adjustments related to prior years in the US. Sales of rare blood disorders products increased by 8% in both Danish kroner and at CER,mainly driven by increased sales of NovoSeven® and haemophilia B products.

International Operations
Rare disease sales in International Operations decreased by 15% measured in Danish kroner and by 14% at CER. The sales decline was driven by lower sales of rare endocrine disorder products, decreasing by 33% measured in Danish kroner and by 30% at CER, reflecting a reduction in manufacturing output. Sogroya® has now been launched in four countries in International Operations with encouraging initial feedback. Sales of rare blood disorder products decreased by 10% measured in Danish kroner and by 9% at CER, driven by decreased sales of NovoSeven® and haemophilia A products, partially countered by increased sales of haemophilia B products.

EMEA
Rare disease sales decreased by 2% measured in Danish kroner and by 1% at CER. Sales of rare blood disorder products decreased by 9% in both Danish kroner and CER, driven by NovoSeven®, partially countered by increased haemophilia A and haemophilia B sales. The increased sales of haemophilia B products reflect the continued uptake of extended half-life products. Rare endocrine disorder products increased by 46% in both Danish kroner and at CER.

Region China
Rare disease sales decreased by 54% measured in Danish kroner and by 53% at CER, driven by decreased sales of rare endocrine products and rare blood disorder products.

Rest of World
Rare disease sales decreased by 26% measured in Danish kroner and by 24% at CER. Sales of rare endocrine disorder products decreased by 54% measured in Danish kroner and by 50% at CER, reflecting a reduction in manufacturing output. Sales of rare blood disorder products decreased by 4% in both Danish kroner and CER, driven by lower sales of NovoSeven® and haemophilia A, partially countered by increased sales of haemophilia B products.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 10 of 36
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 24% measured in Danish kroner and by 25% at CER to DKK 133,409 million in the first six months of 2024. Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years and phasing of rebates in 2023. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. In North America Operations, sales increased by 36% in both Danish kroner and at CER. Sales in International Operations increased by 9% measured in Danish kroner and by 11% at CER.

Sales split per geographical area	Sales H1 2024 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	80,210	36%	36%	80%
- The US	75,186	38%	38%	77%

International Operations	53,199	9%	11%	20%
- EMEA	28,907	13%	13%	13%
- Region China	9,469	6%	10%	3%
- Rest of World	14,823	5%	7%	4%

Total sales	133,409	24%	25%	100%

North America Operations
Sales in North America Operations increased by 36% in both Danish kroner and at CER. The sales increase reflects GLP-1 diabetes sales growing by 39% at CER and Obesity care sales growing by 35% at CER. GLP-1 diabetes sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years, partially countered by impacts from periodic supply constraints. Insulin sales increased by 36% at CER, mainly reflecting gross-to-net sales adjustments related to prior years, partially countered by a decline in volume. Rare disease sales increased by 13% at CER, driven by both Rare endocrine disorders and Rare blood disorders.

International Operations
Sales in International Operations increased by 9% measured in Danish kroner and by 11% at CER. Sales growth was driven by GLP-1 diabetes sales growing by 20% at CER, Obesity care sales growing by 47% at CER and insulin sales growing by 3% at CER, partially countered by Rare disease sales decreasing by 14% at CER, reflecting a reduction in manufacturing output.

EMEA
Sales in EMEA increased by 13% in both Danish kroner and at CER. Sales growth was driven by Obesity care growing by 67% at CER. Diabetes care sales increased by 8% at CER, driven by GLP-1 diabetes sales growing by 13% at CER and insulin sales growing by 3% at CER. Rare disease sales decreased by 1% at CER.

Region China
Sales in Region China increased by 6% measured in Danish kroner and by 10% at CER. The sales increase at CER was driven by GLP-1 diabetes sales growing by 23% at CER and insulin sales increasing by 11% at CER. GLP-1 sales growth was negatively impacted by periodic supply constraints. Other diabetes care sales decreased by 15% at CER. Rare disease sales decreased by 53% at CER.

Rest of World
Sales in Rest of World increased by 5% measured in Danish kroner and by 7% at CER. Sales growth was driven by Diabetes care growing by 13% at CER, reflecting increased GLP-1 diabetes sales, partially countered by lower insulin sales. Obesity care sales increased by 11% at CER and Rare disease decreasing by 24% at CER.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 11 of 36
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 26% in both Danish kroner and at CER to DKK 20,190 million, resulting in a gross margin of 84.9%, measured in Danish kroner, compared with 85.1% in the first six months of 2023. The decline in gross margin mainly reflects costs related to ongoing capacity expansions, partially countered by a positive price impact due to gross-to-net sales adjustments related to prior years in the US and a positive product mix, driven by increased sales of GLP-1-based treatments.

Sales and distribution costs increased by 5% measured in Danish kroner and by 6% at CER to DKK 28,190 million. The increase in costs is driven by both North America Operations and International Operations. In North America Operations, the cost increase is mainly driven by promotional activities related to Wegovy®. In International Operations, the increase is mainly related to promotional activities for Rybelsus® as well as Obesity care market development activities. The increase in sales and distribution costs is impacted by adjustments to legal provisions in the second quarter of 2023. Sales and distribution costs amounted to 21.1% as a percentage of sales.

Research and development costs increased by 79% measured in Danish kroner and by 78% at CER to DKK 24,772 million compared to the six months of 2023, mainly reflecting increased late-stage clinical trial activity, and increased early research activities as well as the impairment loss related to ocedurenone of DKK 5.7 billion and other impairments of intangible assets. Research and development costs amounted to 18.6% as a percentage of sales.

Administration costs increased by 8% in both Danish kroner and at CER to DKK 2,314 million. Administration costs amounted to 1.7% as a percentage of sales.

Other operating income and expenses (net) was a loss of DKK 163 million compared to an income of DKK 18 million in 2023. The loss is mainly reflecting impairments related to a partnership agreement of a company previously acquired by Novo Nordisk.

Operating profit increased by 18% measured in Danish kroner and by 19% at CER to DKK 57,780 million, reflecting the impairment loss related to ocedurenone of DKK 5.7 billion and the sales growth.

Financial items (net) showed a net loss of DKK 530 million, compared with a net gain of DKK 96 million in the first six months of 2023, mainly reflecting loss on the US dollar, primarily due to costs of hedging.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 461 million compared with a net gain of DKK 133 million in 2023.

As per the end of June 2024, a negative market value of financial contracts of approximately DKK 1.6 billion has been deferred for recognition later in 2024 and 2025.

The effective tax rate was 20.6% in the first six months of 2024, compared with an effective tax rate of 19.9% in the first six months of 2023.

Net profit increased by 16% to DKK 45,457 million and diluted earnings per share increased by 17% to DKK 10.17. Net profit and diluted earnings per share are impacted by the impairment loss related to ocedurenone of DKK 5.7 billion.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 12 of 36
KEY DEVELOPMENTS IN THE SECOND QUARTER OF 2024
Sales in the second quarter of 2024 increased by 25% in both Danish kroner and at CER compared to 2023. Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years and phasing of rebates in 2023. Operating profit increased by 9% measured in Danish kroner and by 8% at CER. Operating profit is impacted by the impairment loss related to ocedurenone of DKK 5.7 billion. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the second quarter of 2024.

Sales split per geographical area	Sales Q2 2024 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	40,930	38%	36%	79%
- The US	38,404	41%	39%	79%
International Operations	27,130	10%	11%	21%
- EMEA	14,581	13%	13%	14%
- Region China	4,963	11%	13%	4%
- Rest of World	7,586	4%	6%	3%

Total sales	68,060	25%	25%	100%

The increased global sales of 25% at CER were driven by Diabetes and Obesity care as well as insulin sales. GLP-1 diabetes sales increased by 32% at CER and Obesity care sales increased by 34% at CER. Insulin sales increased by 11% at CER and rare disease sales decreased by 3% at CER.

North America Operations
Sales in North America Operations increased by 38% measured in Danish kroner and by 36% at CER. Sales growth was driven by GLP-1 diabetes sales growing by 41% at CER and Obesity care sales increasing by 28% at CER, negatively impacted by gross-to-net sales adjustments related to prior years. GLP-1 diabetes sales growth was positively impacted by gross-to-net sales adjustments related to prior years. Insulin sales increased by 60% at CER, positively impacted by gross-to-net sales adjustments related to prior years, partially countered by lower realised volumes. Rare disease sales increased by 6% at CER, driven by rare blood disorders, partially countered by rare endocrine disorders.

International Operations
Sales in International Operations increased by 10% measured in Danish kroner and by 11% at CER. Sales growth was driven by all Regions.

Sales growth was driven by Diabetes and Obesity care growing by 14% at CER, driven by GLP-1 diabetes sales growing by 18% at CER, Obesity care increasing by 58% at CER and insulin sales increasing by 1% at CER. Rare disease sales decreased by 9% at CER, reflecting a reduction in manufacturing output.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 13 of 36

PROFIT AND LOSS	Q2 2024	Q2 2023	% change Q2 2024 to Q2 2023	% change Q2 2024 to Q2 2023 at CER

Net sales	68,060	54,300	25%	25%

Gross profit	57,786	46,444	24%	24%
Gross margin	84.9%	85.5%

Sales and distribution costs	(14,934)	(14,342)	4%	4%
Percentage of sales	21.9%	26.4%

Research and development costs	(16,166)	(7,127)	127%	126%
Percentage of sales	23.8%	13.1%

Administrative costs	(1,157)	(1,072)	8%	8%
Percentage of sales	1.7%	2.0%

Other operating income and expenses	405	(15)	N/A	N/A

Operating profit (EBIT)	25,934	23,888	9%	8%
Operating margin	38.1%	44.0%

Financial items (net)	(602)	366	(264%)	N/A

Profit before income taxes	25,332	24,254	4%	N/A

Income taxes	(5,282)	(4,826)	9%	N/A
Effective tax rate	20.9%	19.9%

Net profit	20,050	19,428	3%	N/A
Net profit margin	29.5%	35.8%

Costs and operating profit
The gross margin was 84.9% in the second quarter of 2024 compared with 85.5% in 2023. The 0.6 percentage point gross margin decrease reflects costs mainly related to ongoing capacity expansions, partially countered by a positive product mix and positive price impact due to gross-to-net sales adjustments.

Sales and distribution costs increased by 4% in both Danish kroner and at CER compared with 2023. The increase in costs is driven by both North America Operations and International Operations. In North America Operations, the cost increase is mainly driven by promotional activities related to Wegovy®. In International Operations, the increase is mainly related to promotional activities for Rybelsus® as well as Obesity care market development activities. The increase in sales and distribution costs is impacted by adjustments to legal provisions in the second quarter of 2023. Sales and distribution costs amounted to 21.9% as a percentage of sales.
Research and development costs increased by 127% measured in Danish kroner and by 126% at CER compared with 2023, driven by increased late-stage clinical trial and research activities as well as the impairment loss related to ocedurenone of DKK 5.7 billion and other impairments of intangible assets. Research and development costs amounted to 23.8% as a percentage of sales.
Administrative costs increased by 8% in both Danish kroner and at CER compared with the same period in 2023. Administration costs amounted to 1.7% as a percentage of sales.

Other operating income and expenses showed an income of DKK 405 million in the second quarter of 2024 driven by income from partnerships related to the acquisition of Dicerna Pharmaceuticals Inc.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 14 of 36
Operating profit increased by 9% measured in Danish kroner and by 8% at CER compared with the second quarter of 2023. Operating profit growth is impacted by the impairment loss related to ocedurenone of DKK 5.7 billion.

Financial items (net) showed a net loss of DKK 602 million compared with a net gain of DKK 366 million in the second quarter of 2023 reflecting losses on hedged currencies, primarily the US dollar.

The effective tax rate is 20.9% in the second quarter of 2024 compared with an effective tax rate of 19.9% in the second quarter of 2023.

Net profit increased by 3% to DKK 20,050 million and diluted earnings per share increased by 4% to DKK 4.49. Net profit and diluted earnings per share are impacted by the impairment loss related to ocedurenone of DKK 5.7 billion.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 15 of 36
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN THE FIRST SIX MONTHS OF 2024 AND CAPITAL EXPENDITURE
Free cash flow realised in 2024 was DKK 41.3 billion compared to DKK 45.5 billion in the first six months of 2023. The lower free cash flow reflects increasing capital expenditure as well as acquisitions of intangible assets. This is partially countered by net cash generated from operating activities. The impairment of the intangible asset ocedurenone of DKK 5.7 billion has no impact on free cash flow.

Income under the 340B Program has been partially recognised.

Capital expenditure for property, plant and equipment was DKK 18.9 billion compared with DKK 10.6 billion in 2023, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. Capital expenditures for intangible assets was DKK 3.3 billion in the first six months of 2024 compared with DKK 1.3 billion in 2023 reflecting business development activities.

Novo Nordisk to acquire three fill-finish sites from Novo Holdings A/S in connection with the Catalent, Inc. transaction
In February 2024, Novo Nordisk announced an agreement to acquire three fill-finish sites from Novo Holdings A/S (Novo Holdings) in connection with a transaction where Novo Holdings has agreed to acquire Catalent, Inc. (Catalent), a global contract development and manufacturing organisation. On 29 May 2024, Catalent stockholders voted to approve the pending transaction. The fulfilment of various customary closing conditions is progressing, and Novo Nordisk still expects that the acquisition will be completed towards the end of 2024.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 112,522 million at the end of June 2024, equivalent to 30.5% of total assets, compared with 32.2% at the end of June 2023. Please refer to appendix 5 for further elaboration of changes in equity. Novo Nordisk returned DKK 38.9 billion to shareholders via DKK 10.3 billion share buybacks and DKK 28.6 billion dividend in the first six months of 2024.

Interim dividend
The Board of Directors has decided to pay out interim dividend for 2024 of DKK 3.50 for each Novo Nordisk A and B share of DKK 0.10, which will be paid in August 2024. The ex-dividend date for the interim dividend will be 15 August 2024 for A and B shares, while the ex-dividend date will be 16 August for the ADRs. The record date will be 16 August 2024 for the A and B shares as well as the ADRs The payment date for the A and B shares will be 19 August 2024, while the payment date for the ADRs will be 26 August 2024. No dividend will be paid on the company’s own holding of B shares.

2024 share repurchase programme
As of 5 August 2024, Novo Nordisk has repurchased 11,067,126 B shares of DKK 0.10 for an amount of DKK
9,727,706,050 as part of the overall share repurchase programme of up to DKK 20 billion to be executed during a 12-
month period beginning 6 February 2024.

The execution of Novo Nordisk’s overall share repurchase programme for 2024 of DKK 20 billion continues. As part of this, a new share repurchase programme for an amount up to DKK 2.4 billion will be initiated 7 August 2024 and ending on 4
November 2024 in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April
2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the 'Safe Harbour Rules'). The
purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes.

A maximum of 415,000,000 B shares of DKK 0.10 in total can be bought during the trading period.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 16 of 36
Issuance of Eurobonds
On 14 May 2024, Novo Nordisk announced the successful Eurobond issuance in an aggregate principal amount of EUR
4.65 billion under its EUR 20 billion Euro Medium Term Note Programme. The first tranche maturing on 21 May 2026 was issued in an aggregate principal amount of EUR 1.3 billion with a coupon of 3.375%. The second tranche maturing on 21
January 2029 was issued in an aggregate principal amount of EUR 1.0 billion with a coupon of 3.125%. The third tranche maturing on 21 January 2031 was issued in an aggregate principal amount of EUR 1.0 billion with a coupon of
3.25%. The fourth tranche maturing on 21 May 2034 was issued in an aggregate principal amount of EUR 1.35 billion with a coupon of 3.375%.

Net proceeds of the issuances will be used by Novo Nordisk for general corporate purposes, including financing the acquisition where Novo Nordisk has agreed to acquire the three sites from a subsidiary of Novo Holdings, as part of a transaction where the subsidiary of Novo Holdings has agreed to acquire Catalent (NYSE: CTLT) through a merger. The bonds are recognised as borrowings measured at amortised cost.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 17 of 36
OUTLOOK
The current expectations for 2024 are summarised in the table below:

r

Expectations are as reported, if not otherwise stated	Expectations 7 August 2024	Expectations 2 May 2024

Sales growth
at CER	22% to 28%	19% to 27%
as reported	Around 1 percentage point lower than at CER	In line with CER growth

Operating profit growth
at CER	20% and 28%	22% and 30%
as reported	Around 1 percentage point lower than at CER	In line with CER growth

Financial items (net)	Loss of around 0.5 bDKK	Loss of around 0.7 bDKK

Effective tax rate	19% to 21%	19% to 21%

Capital expenditure (PP&E)	Around DKK 45 billion	Around DKK 45 billion

Depreciation, amortisation and impairment losses	Around DKK 17 billion	Around DKK 10 billion

Free cash flow (excluding impact from business development)	Between 59 and 69 bDKK	Between 57 and 67 bDKK

Sales growth is now expected to be 22% to 28% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is now expected to be 1 percentage point lower than at CER. The updated sales outlook at CER reflects higher full-year expectations for both operating units.

The guidance reflects expectations for sales growth in both North America Operations and International Operations, mainly driven by volume growth of GLP-1-based treatments for Obesity and Diabetes care. Continued pricing pressure within Diabetes and Obesity care is included in the guidance.

Following higher-than-expected volume growth in recent years, including GLP-1-based products such as Ozempic® and Wegovy®, combined with the expectation of continued volume growth and capacity limitations at some manufacturing sites, the outlook also reflects expected continued periodic supply constraints and related drug shortage notifications across a number of products and geographies. Novo Nordisk is investing in internal and external capacity to increase supply both short and long term. In the US, demand for Wegovy® exceeds supply, and to safeguard continuity of care, the supply of the initiation dose strength remains capped. A gradual global roll-out of Wegovy® with capped volumes is included in the guidance.

Operating profit growth is now expected to be 20% to 28% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be 1 percentage point lower than at CER. The updated expectation for operating profit growth is mainly reflecting the impairment loss related to ocedurenone, countered by the increased sales outlook.

The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in future and current growth drivers within Research, Development and Commercial. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline. Commercial investments are mainly related to Obesity care market development activities as well as investments related to GLP-1 diabetes care.

Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 0.5 billion, mainly reflecting losses associated with foreign exchange hedging contracts.

The effective tax rate for 2024 is still expected to be in the range of 19-21%.

Capital expenditure is still expected to be around DKK 45 billion in 2024, reflecting expansion of the global supply chain. The investments will create additional capacity across the supply chain, including manufacturing of active pharmaceutical ingredients (API), additional aseptic production and finished production processes as well as packaging capacity. In the coming years, the capital expenditure to sales ratio is still expected to be low double-digit.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 18 of 36

Depreciation, amortisation and impairment losses are now expected to be around DKK 17 billion, mainly related to the impairment of ocedurenone.

The free cash flow is now expected to be DKK 59-69 billion reflecting the sales growth, a favourable impact from rebates in the US, countered by investments in capital expenditure. The updated cash flow expectation mainly reflects the increased sales growth outlook.

Financial impacts related to and following the expected closing of the Catalent transaction have not been included in the financial guidance.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2024, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Program in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. The guidance is also based on assumptions in relation to the estimation of gross-to-net developments in the US gross sales. Finally, the guidance does not include the financial implications of any new significant business development transactions and significant impairments of intangible assets during 2024.

FX (average rates)	Q2 2024	Q2 2023	% change	H1 2024	H1 2023	% change	Spot rate 01 August 2024

USD	693	684	1%	690	689	0%	692
CNY	96	97	(1%)	96	100	(4%)	95
JPY	4.45	4.97	(10%)	4.54	5.12	(11%)	4.59
CAD	507	510	(1%)	508	511	(1%)	500
BRL	133	138	(4%)	136	136	0%	122

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies, and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 5,900 million	12
CNY[2]	DKK 640 million	12
CAD	DKK 470 million	3
BRL	DKK 250 million	0
JPY	DKK 210 million	12

1) As of 30 June 2024.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 19 of 36
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Awiqli® approved in the EU and Japan for the treatment of type 1 and type 2 diabetes and in China for the treatment of type 2 diabetes
In May and June 2024, insulin icodec was approved in the EU and Japan under the brand name Awiqli® for the treatment of type 1 and type 2 diabetes. In June 2024, insulin icodec was likewise approved in China under the brand name Awiqli® for the treatment of type 2 diabetes.

Novo Nordisk received Complete Response Letter in the US for once-weekly basal insulin icodec
In July 2024, Novo Nordisk received a Complete Response Letter (CRL) from the US Food and Drug Administration (FDA) for insulin icodec. Insulin icodec was submitted for regulatory approval in the US for the treatment of diabetes in April 2023. In the letter, the FDA has requests related to the manufacturing process and the type 1 diabetes indication before the review of the application can be completed. Novo Nordisk is evaluating the content of the CRL and will work closely with the FDA to fulfil the requests. Novo Nordisk does not expect to be able to fulfil the requests during 2024. For further information, please see the company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=168532 (the contents of the company's website do not form a part of this Form 6-K).

Zegalogue® approved in the EU for the treatment of severe hypoglycaemia
In July 2024, the European Commission granted a marketing authorisation for Zegalogue® (the brand name for dasiglucagon), for the treatment of severe hypoglycaemia in paediatric and adult patients with diabetes aged 6 and above. In September 2022, Novo Nordisk entered into a global licence and development agreement with Zealand to commercialise Zegalogue®.

Update on label extension applications for oral semaglutide in the EU
In July 2024, the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion, recommending a label extension for the existing marketing authorisation for once-daily oral semaglutide 25 mg and 50 mg in people with type 2 diabetes, based on the results from the PIONEER PLUS trial. Novo Nordisk expects a final approval by the European Commission (EC) within approximately two months. The global launch of oral semaglutide 25 mg and 50 mg is contingent on portfolio prioritisations and manufacturing capacity. In August, the EC granted a marketing authorisation of a formulation change application in the EU to introduce 1.5 mg, 4 mg and 9 mg daily doses of oral semaglutide (marketed under brand name Rybelsus®) equivalent to 3 mg, 7 mg and 14 mg doses, respectively.

FLOW data with semaglutide 1.0 mg submitted for regulatory approval in the EU
In May 2024, Novo Nordisk submitted a label extension application to the European Medicines Agency (EMA) for regulatory approval in the EU for Ozempic® to include results from the kidney outcomes trial FLOW. Semaglutide 1.0 mg demonstrated a 24% reduction in the risk of kidney disease-related events in people with type 2 diabetes and chronic kidney disease in the FLOW trial. In the trial, semaglutide 1.0 mg appeared to have a safe and well-tolerated profile in line with previous semaglutide 1.0 mg trials.

Phase 3a trial COMBINE 1 with IcoSema successfully completed
In June 2024, Novo Nordisk successfully completed the third and last pivotal phase 3a trial, COMBINE 1, with once-weekly IcoSema, a combination of basal insulin icodec and semaglutide. The objective of the 52-week trial was to assess the efficacy and safety of switching to once-weekly IcoSema compared to once-weekly basal insulin icodec alone in people with type 2 diabetes inadequately controlled on a daily basal insulin, with or without OADs. From a mean baseline HbA1c of 8.22%, the primary endpoint was met with IcoSema demonstrating superior reduction in HbA1c of -1.55 percentage points compared to -0.89 percentage point for insulin icodec (estimated treatment difference: –0.66 percentage point). Further, from a baseline body weight of 84.47 kg, IcoSema demonstrated a superior change in body weight of -3.70 kg vs +1.89 kg for insulin icodec (estimated treatment difference of -5.59 kg) . The rates of clinically significant or severe hypoglycaemia were statistically significantly lower with IcoSema at 0.14 events per patient year of exposure vs 0.63 events per patient year of exposure with once-weekly insulin icodec. In the trial, once-weekly IcoSema appeared to have a safe and well-tolerated profile. Novo Nordisk expects to file for first regulatory approval of IcoSema in the second half of 2024.

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Company announcement No 58 / 2024

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Development of Phase 1 once-monthly dual GLP-1/GIP receptor agonist terminated
In May 2024, Novo Nordisk terminated the development of a phase 1 once-monthly subcutaneous dual GLP-1/GIP receptor agonist due to portfolio considerations.

Obesity care
Wegovy® approved in China for the treatment of obesity or overweight
In June 2024, Wegovy® was approved by the China National Medical Products Administration for the treatment of overweight (≥BMI 27 to <BMI 30 in the presence of at least one weight-related co-morbidity) and obesity (≥BMI 30).

Positive CHMP opinion for update of the Wegovy® label to reflect risk reduction of major adverse cardiovascular events
In July 2024, Novo Nordisk announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for an update of the Wegovy® label to reflect data from the SELECT cardiovascular outcomes trial. The SELECT trial demonstrated that Wegovy® statistically significantly reduced the risk of major cardiovascular events (MACE) by 20% vs placebo when added to standard of care in people with overweight or obesity and established cardiovascular disease. The recommended label update is also to included additional data from the SELECT trial. For further information, please see the company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=169183 (the contents of the company's website do not form a part of this Form 6-K).

Withdrawal of the submission to FDA of the results from the Wegovy® STEP HFpEF trials
In January 2024, Novo Nordisk submitted the results from the STEP HFpEF trials for regulatory review in the US and EU. Based on interactions with the FDA, Novo Nordisk has decided to withdraw the file and expects to resubmit the file in the beginning of 2025 with additional relevant data, including data from the once-weekly injectable semaglutide 1.0 mg kidney outcomes trial, FLOW.

Successful completion of the OASIS 4 phase 3 trial with oral semaglutide 25 mg in people with obesity or overweight
In June 2024, Novo Nordisk successfully completed OASIS 4, a phase 3b trial in the global OASIS programme. OASIS 4 was a 64-week, efficacy and safety trial comparing once-daily oral semaglutide 25 mg for weight management to placebo in 307 adults with obesity or overweight with one or more comorbidities. From a baseline bodyweight of 105.9 kg, oral semaglutide 25 mg achieved 13.6% weight loss compared to a 2.2% reduction with placebo in adults with obesity or overweight (16.6% weight loss compared to a 2.7% reduction, respectively, if all people adhered to treatment). In the trial, oral semaglutide 25 mg appeared to have a safe and well-tolerated profile. The global launch of oral semaglutide 25 mg is contingent on portfolio prioritisations and manufacturing capacity.

Rare disease
Esperoct® approved in China for the treatment of haemophilia A
In June 2024, Esperoct® was approved by the China National Medical Products Administration for the treatment of haemophilia A in patients aged 12 years and above.

Concizumab approved in Japan for the treatment of haemophilia A and B without inhibitors
In June 2024, concizumab was approved in Japan under the brand name Alhemo™ for the treatment of haemophilia A and B without inhibitors. Alhemo™ has already been launched in Japan for the treatment of haemophilia A and B with inhibitors.

Concizumab resubmitted for regulatory approval in the US for the treatment of haemophilia A and B with inhibitors
In June 2024, Novo Nordisk resubmitted concizumab for regulatory approval in the US for the treatment of haemophilia A and B with inhibitors. The resubmission follows a Complete Response Letter from the FDA in April, 2023. Novo Nordisk expects the review to be completed around the turn of the year.

Concizumab submitted for regulatory approval in the US for the treatment of haemophilia A and B without inhibitors

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Financial report for the period 1 January 2024 to 30 June 2024	Page 21 of 36
In July 2024, Novo Nordisk submitted concizumab for regulatory approval in the US for the treatment of haemophilia A and B without inhibitors. The submission was based on the results from the explorer8 phase 3 trial, comparing the efficacy and safety of concizumab prophylaxis (PPX) to no prophylaxis treatment.

Phase 3a trial FRONTIER 2 with Mim8 successfully completed
In May 2024, Novo Nordisk announced headline results from FRONTIER 2, a pivotal phase 3a trial with Mim8 in people with haemophilia A. Once-weekly and once-monthly Mim8 demonstrate superior reduction of treated bleeding episodes compared to on-demand and prior prophylaxis treatment in people with haemophilia A in the FRONTIER 2 trial. Following regulatory interactions, Novo Nordisk now expects to submit Mim8 for the first regulatory approval during the first half of 2025. For further information, please see the company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=168515 (the contents of the company's website do not form a part of this Form 6-K).

Cardiovascular & Emerging Therapy Areas
Ocedurenone phase 3 trial CLARION-CKD trial stopped
In June 2024, Novo Nordisk announced that the CLARION-CKD phase 3 trial with ocedurenone had been stopped. Based on the interim analysis, an independent data monitoring committee concluded that the trial met the prespecified futility criteria - meaning that the trial did not meet its primary endpoint of change in systolic blood pressure from baseline to week 12. Further development of ocedurenone in other indications is now being evaluated. For further information, please see the company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=168529 (the contents of the company's website do not form a part of this Form 6-K).

Phase 3 trial initiated with ziltivekimab in people with Acute Myocardial Infarction (AMI)
In June 2024, Novo Nordisk initiated a randomised and placebo-controlled phase 3 cardiovascular outcomes trial. The trial, ARTEMIS, is assessing the efficacy and safety of subcutaneous ziltivekimab 15 mg in around 10,000 people with Acute Myocardial Infarction (AMI). The trial is conducted in collaboration with the academic research organisation Duke Clinical Research Institute. The event-driven trial is expected to complete in the second half of 2026.

Phase 1 trial with VAP-1i in MASH stopped and development terminated.
In June 2024, Novo Nordisk stopped the ongoing phase 1 trial after the first part of the study which evaluated safety, tolerability, pharmacokinetics and pharmacodynamics of VAP-1i. The trial has been stopped and further development of VAP-1i in MASH has been terminated due to portfolio considerations.

Technology platforms
Phase 1 trial with PDL1 and the GalXC-Plus™ platform initiated
In June 2024, Novo Nordisk initiated a phase 1 trial with PDL1 and the GalXC-Plus™ platform. DCR-PDL1 is an immuno-oncology target with the goal of silencing intracellular expression of PD-L1 in antigen-presenting dendritic cells. The phase 1 trial, using the proprietary platform, GalXC-Plus™, aims addressing intracellular target outside the liver and validate the GalXC-Plus™ platform to be used in core Novo Nordisk therapeutic areas.

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Financial report for the period 1 January 2024 to 30 June 2024	Page 22 of 36
PURPOSE AND SUSTAINABILITY
ENVIRONMENT

ENVIRONMENTAL PERFORMANCE	Unit	H1 2024	H1 2023	% change H1 2024 to H1 2023

			781
Total CO2e emissions	1,000 tonnes CO2e	2,203	1,681	31%
- Scope 1 CO2e emissions[1]	1,000 tonnes CO2e	38	36	6%
- Scope 2 CO2e emissions[2]	1,000 tonnes CO2e	10	7	43%
- Scope 3 CO2e emissions[3]	1,000 tonnes CO2e	2,155	1,638	32%

1. Scope 1: Direct CO2e emissions from sources that are owned or controlled by the Novo Nordisk Group.
2. Scope 2: Indirect emissions from purchased electricity, heat and steam. Market-based emissions are calculated based on CO2e emission factors from the previous year.
3. Scope 3: Indirect emissions from Novo Nordisk full value chain.

Emissions
Novo Nordisk aims to reach zero CO2e emissions from operations and transportation by 2030. Further, the aim is that goods and services from suppliers will be based on 100% sourced renewable power by 2030. In the first half of 2024, through decarbonisation initiatives, including increased usage of renewable energy and biofuel as well as reduced business flights, Novo Nordisk has reduced CO2e emissions from operations and transportation (Scope 1, 2 and partial Scope 3) by 36% compared to the first half of 2019.

Compared to the first six months of 2023, Scope 1 CO2e emissions increased by 6%, reflecting increased production volumes, partially countered by energy-saving initiatives and usage of renewable energy.

Scope 2 CO2e emissions increased by 43% compared to the first six months of 2023, reflecting the increase in number of employees and expansion of offices, partially countered by an increase in the usage of renewable energy sources.

Scope 3 CO2e emissions increased by 32% compared to the first six months of 2023 due to increased investments in capital expenditure for property, plant, and equipment.

SOCIAL

SOCIAL PERFORMANCE	Unit	H1 2024	H1 2023	% change H1 2024 to H1 2023

Patients
Total numbers of patients reached	Estimate in millions[1]	42.1	40.0	5%
–Patients reached with Novo Nordisk's Diabetes care products	Estimate in millions[1]	40.7	39.1	4%
–Patients reached with Novo Nordisk's Obesity care products	Estimate in millions[1]	1.4	0.9	56%
Children reached through the Changing Diabetes® in Children programme	Number of children[2]	56,821	45,348	25%

Sustainable employer
Gender in leadership positions[3]	Men:women	54:46	55:45	N/A
Gender in senior leadership positions[4]	Men:women	59:41	60:40	N/A

1. Calculated as a moving annual total. The estimated total number of full-year patients reached over a 12-month period.
2. Total cumulative number of children. The number of children reached with Diabetes care treatment through the Changing Diabetes® in Children programme since the initiation of the partnership in 2009.
3. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
4. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 23 of 36

Patients
The number of people reached with Novo Nordisk products, across Diabetes and Obesity care, was 42.1 million at the end of June 2024. This represents a net increase of 2.1 million patients compared to the end of June 2023.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By the end of June 2024, more than 56,821 children were reached with diabetes care treatment, an increase of 25% compared to the end of June 2023.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer. In 2021, two aspirational gender diversity targets were launched: achieve a balanced gender representation across all managerial levels and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

At the end of June 2024, 46% of all leaders were women and 41% of leaders in senior leadership positions were women, increasing from 45% and 40%, respectively, at the end of June 2023.

The number of full-time employees at the end of June 2024 increased by 17% compared to 12 months ago. The total number of full-time employees was 69,260. The increase is mainly driven by Product Supply.

Israel-Hamas conflict
Novo Nordisk's key priorities are to safeguard employees and continue the supply of essential medicines to patients. Novo Nordisk is supporting humanitarian organisations in providing essential medicines to patients in the region.

Russia's invasion of Ukraine
Novo Nordisk's key priorities are to safeguard employees and continue the supply of essential medicines. In Ukraine, Novo Nordisk has continued the supply of medicines, which are currently broadly available throughout the country, also through collaboration with humanitarian organisations to provide access in bordering areas.

In Russia, Novo Nordisk's focus is solely on securing supply of insulin to ensure that patients can continue their treatment with essential medication. Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 24 of 36
LEGAL MATTERS
Litigations related to the 340B Drug Pricing Programme in the US
Since January 2021, Novo Nordisk has made a number of changes to its policy in the US, related to facilitating delivery of its discounted medicines to commercial pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. On 30 January 2023, the US Court of Appeals for the Third Circuit issued a ruling holding that Novo Nordisk’s drug distribution policy was consistent with the 340B statute. In May 2024, the US Court of Appeals for the DC Circuit issued a ruling that was consistent with the ruling by the Third Circuit Court of Appeals. However, a ruling from the US Court of Appeals for the Seventh Circuit remains pending and along with the DC Circuit ruling may be subject to further discretionary appellate review before the US Supreme Court. Depending on the outcome of any subsequent rulings and appeals in these matters, there may be a material impact on Novo Nordisk’s financial position, net sales and cash flow.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 25 of 36
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first six months of 2024. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first six months of 2024 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2023 of Novo Nordisk.

In our opinion, the financial report for the first six months of 2024 gives a true and fair view of the Group’s assets, liabilities and financial position at 30 June 2024, and of the results of the Group’s operations and cash flow for the period 1 January 2024 to 30 June 2024. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2023.

Bagsværd, 7 August 2024

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Elisabeth Dahl Christensen

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liselotte Hyveled	Mette Bøjer Jensen	Kasim Kutay

Christina Law	Martin Mackay	Thomas Rantzau

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Financial report for the period 1 January 2024 to 30 June 2024	Page 26 of 36
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 69,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial Calendar
6 November 2024	Financial results for the first nine months of 2024
5 February 2025	Financial statement for 2024

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com
Sina Meyer +45 3079 6656 azey@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com
Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2023 and Form 20-F both filed with the SEC in January 2024 in continuation of the publication of the Annual Report 2023, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 27 of 36
culture of compliance, epidemics, pandemics or other public health crises, and the effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2023.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 28 of 36
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
							% change
	2024		2023				Q2 2024 vs.
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2023

Net sales	68,060	65,349	65,863	58,731	54,300	53,367	25%

Gross profit	57,786	55,433	55,849	49,018	46,444	45,185	24%
Gross margin	84.9%	84.8%	84.8%	83.5%	85.5%	84.7%

Sales and distribution costs	(14,934)	(13,256)	(17,170)	(12,819)	(14,342)	(12,412)	4%
Percentage of sales	21.9%	20.3%	26.1%	21.8%	26.4%	23.3%
Research and development costs[1]	(16,166)	(8,606)	(10,460)	(8,128)	(7,127)	(6,728)	127%
Percentage of sales	23.8%	13.2%	15.9%	13.8%	13.1%	12.6%
Administrative costs	(1,157)	(1,157)	(1,456)	(1,256)	(1,072)	(1,071)	8%
Percentage of sales	1.7%	1.8%	2.2%	2.1%	2.0%	2.0%
Other operating income and expenses	405	(568)	3	98	(15)	33	N/A

Operating profit (EBIT)	25,934	31,846	26,766	26,913	23,888	25,007	9%
Operating margin	38.1%	48.7%	40.6%	45.8%	44.0%	46.9%

Financial income	960	2,146	(944)	3,318	(281)	852	(442%)
Financial expenses	(1,562)	(2,074)	1,798	(2,168)	647	(1,122)	(341%)
Financial items (net)	(602)	72	854	1,150	366	(270)	(264%)

Profit before income taxes	25,332	31,918	27,620	28,063	24,254	24,737	4%

Income taxes	(5,282)	(6,511)	(5,657)	(5,585)	(4,826)	(4,923)	9%

Net profit	20,050	25,407	21,963	22,478	19,428	19,814	3%

Depreciation, amortisation and impairment losses[1]	8,845	2,914	2,992	2,525	2,177	1,719	306%
Capital expenditure (PP&E)	10,470	8,474	9,407	5,828	5,878	4,693	78%
Net cash generated from operating activities	50,503	14,314	9,551	40,966	28,577	29,814	77%
EBITDA	34,779	34,760	29,758	29,438	26,065	26,726	33%
Free cash flow	36,289	5,020	(7,250)	30,039	20,773	24,764	75%

Total assets	369,383	298,921	314,486	300,101	280,753	250,025	32%
Total equity	112,522	98,911	106,561	92,991	90,473	79,874	24%
Equity ratio	30.5%	33.1%	33.9%	31.0%	32.2%	31.9%

Full-time equivalent employees end of period	69,260	66,015	63,370	61,412	59,337	57,089	17%

Basic earnings per share/ADR (in DKK)	4.50	5.70	4.92	5.02	4.33	4.40	4%
Diluted earnings per share/ADR (in DKK)	4.49	5.68	4.91	5.00	4.32	4.39	4%
Average number of shares outstanding (million)	4,457.7	4,459.6	4,464.7	4,476.9	4,490.4	4,499.2	(1%)
Average number of diluted shares outstanding (million)	4,465.4	4,470.5	4,477.4	4,489.0	4,502.6	4,513.2	(1%)

Sales by business segment:
Total GLP-1	37,035	34,982	37,761	30,635	27,925	26,811	33%
Long-acting insulin	4,737	5,165	3,726	3,692	3,354	4,133	41%
Premix insulin	2,436	2,968	2,123	2,219	2,456	2,776	(1%)
Fast-acting insulin	3,868	4,487	4,142	3,808	3,511	4,488	10%
Human insulin	1,571	1,745	1,989	1,626	1,967	2,012	(20%)
Total insulin	12,612	14,365	11,980	11,345	11,288	13,409	12%
Other Diabetes care	533	583	322	594	667	729	(20%)
Total Diabetes care	50,180	49,930	50,063	42,574	39,880	40,949	26%
Wegovy®	11,659	9,377	9,614	9,648	7,518	4,563	55%
Saxenda®	2,245	1,658	1,615	2,607	2,788	3,279	(19%)
Total Obesity care	13,904	11,035	11,229	12,255	10,306	7,842	35%
Diabetes and Obesity care total	64,084	60,965	61,292	54,829	50,186	48,791	28%

Rare blood disorders	2,864	2,888	2,934	2,957	2,836	3,049	1%
Rare endocrine disorders	730	1,113	1,264	542	902	1,128	(19%)
Other Rare disease	382	383	373	403	376	399	2%
Rare disease total	3,976	4,384	4,571	3,902	4,114	4,576	(3%)

Sales by geographic segment:
North America Operations	40,930	39,280	42,621	35,048	29,663	29,297	38%
- The US	38,404	36,782	40,067	32,936	27,209	27,322	41%
International Operations	27,130	26,069	23,242	23,683	24,637	24,070	10%
- EMEA	14,581	14,326	12,706	12,563	12,856	12,742	13%
- Region China	4,963	4,506	3,418	4,341	4,467	4,461	11%
- Rest of World	7,586	7,237	7,118	6,779	7,314	6,867	4%

Segment operating profit:
Diabetes and Obesity care	26,984	31,218	26,032	26,721	22,707	24,163	19%
Rare disease	(1,050)	628	734	192	1,181	844	(189%)

1) Research and development expenses include an impairment loss of DKK 5.7 billion related to ocedurenone. The impairment loss is recognised in the segment Diabetes and Obesity.

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Financial report for the period 1 January 2024 to 30 June 2024	Page 29 of 36
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	H1 2024	H1 2023		Q2 2024	Q2 2023

Income statement

Net sales	133,409	107,667		68,060	54,300
Cost of goods sold	(20,190)	(16,038)		(10,274)	(7,856)

Gross profit	113,219	91,629		57,786	46,444

Sales and distribution costs	(28,190)	(26,754)		(14,934)	(14,342)
Research and development costs[1]	(24,772)	(13,855)		(16,166)	(7,127)
Administrative costs	(2,314)	(2,143)		(1,157)	(1,072)
Other operating income and expenses	(163)	18		405	(15)

Operating profit	57,780	48,895	48895000000	25,934	23,888

Financial income	3,106	571		960	(281)
Financial expenses	(3,636)	(475)		(1,562)	647

Profit before income taxes	57,250	48,991		25,332	24,254

Income taxes	(11,793)	(9,749)		(5,282)	(4,826)

NET PROFIT	45,457	39,242	39242000000	20,050	19,428

Basic earnings per share (DKK)	10.20	8.73		4.50	4.33
Diluted earnings per share (DKK)	10.17	8.71		4.49	4.32

Segment Information

Segment sales:
Diabetes and Obesity care	125,049	98,977		64,084	50,186
Rare disease	8,360	8,690		3,976	4,114

Segment operating profit:
Diabetes and Obesity care	58,202	46,870		26,984	22,707
Operating margin	46.5%	47.4%		42.1%	45.2%

Rare disease	(422)	2,025		(1,050)	1,181
Operating margin	(5.0)%	23.3%		(26.4)%	28.7%

Total segment operating profit	57,780	48,895		25,934	23,888

Statement of comprehensive income

Net profit	45,457	39,242		20,050	19,428

Other comprehensive income
Remeasurements of defined benefit obligations	(34)	30		39	(9)

Items that will not be reclassified subsequently to the income statement	(34)	30		39	(9)

Exchange rate adjustments of investments in subsidiaries	1,194	(957)		769	12
Cash flow hedges:
Realisation of previously deferred (gains)/losses	(679)	281		933	1,307
Deferred gains/(losses) incurred during the period	(2,490)	489		(1,243)	(1,749)
Other items	—	4		2	1
Income tax related to these items	626	(359)		51	(18)

Items that will be reclassified subsequently to the Income statement	(1,349)	(542)		512	(447)

Other comprehensive income	(1,383)	(512)		551	(456)
TOTAL COMPREHENSIVE INCOME	44,074	38,730		20,601	18,972

1) Research and development expenses include an impairment loss of DKK 5.7 billion related to ocedurenone. The impairment loss is recognised in the segment Diabetes and Obesity.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 30 of 36
APPENDIX 3: CASH FLOW STATEMENT

DKK million	H1 2024	H1 2023

Net profit	45,457	39,242

Adjustment for non-cash items:
Income taxes in the Income Statement	11,793	9,749
Depreciation, amortisation and impairment losses	11,759	3,896
Other non-cash items	11,297	30,935
Change in working capital	249	(14,231)
Interest received	547	409
Interest paid	(217)	(262)
Income taxes paid	(16,068)	(11,347)

Net cash generated from operating activities	64,817	58,391

Purchase of intangible assets	(3,303)	(1,265)
Purchase of property, plant and equipment	(18,944)	(10,571)
Acquisition of businesses	(668)	—
Proceeds from other financial assets	—	33
Purchase of other financial assets	(32)	(251)
Purchase of marketable securities	(10,993)	(7,259)
Sale of marketable securities	17,165	3,381

Net cash used in investing activities	(16,775)	(15,932)

Purchase of treasury shares	(10,285)	(14,022)
Dividends paid	(28,557)	(18,337)
Proceeds from issue of bonds	34,513	—
Repayment of borrowings	(5,370)	(851)

Net cash used in financing activities	(9,699)	(33,210)

Net cash generated from activities	38,343	9,249

Cash and cash equivalents at the beginning of the year	14,392	12,653
Exchange gain/(loss) on cash and cash equivalents	86	(328)

Cash and cash equivalents at the end of the period	52,821	21,574

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 31 of 36
APPENDIX 4: BALANCE SHEET

DKK million	30 Jun 2024	31 Dec 2023

ASSETS

Intangible assets	55,501	60,406
Property, plant and equipment	109,980	90,961
Investments in associated companies	412	410
Deferred income tax assets	22,565	20,380
Other receivables and prepayments	2,178	1,430
Other financial assets	1,247	1,253

TOTAL NON-CURRENT ASSETS	191,883	174,840

Inventories	36,356	31,811
Trade receivables	63,565	64,770
Tax receivables	2,898	2,423
Other receivables and prepayments	9,667	8,068
Marketable securities	9,833	15,838
Derivative financial instruments	2,360	2,344
Cash at bank	52,821	14,392

TOTAL CURRENT ASSETS	177,500	139,646
TOTAL ASSETS	369,383	314,486

EQUITY AND LIABILITIES

Share capital	446	451
Treasury shares	(1)	(5)
Retained earnings	112,150	104,839
Other reserves	(73)	1,276

TOTAL EQUITY	112,522	106,561

Borrowings	51,608	20,528
Deferred income tax liabilities	9,037	10,162
Retirement benefit obligations	763	742
Other liabilities	16	189
Provisions	7,528	6,649

Total non-current liabilities	68,952	38,270

Borrowings	5,452	6,478
Trade payables	29,759	25,606
Tax payables	5,906	7,116
Other liabilities	29,937	28,705
Derivative financial instruments	2,363	1,272
Provisions	114,492	100,478

Total current liabilities	187,909	169,655

TOTAL LIABILITIES	256,861	207,925

TOTAL EQUITY AND LIABILITIES	369,383	314,486

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 32 of 36
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2024

Balance at the beginning of the year	451	(5)	104,839	1,276	106,561
Net profit for the period			45,457		45,457
Other comprehensive income for the period			(34)	(1,349)	(1,383)

Total comprehensive income for the period			45,423	(1,349)	44,074

Transactions with owners:
Dividends			(28,557)		(28,557)
Share-based payments			829		829
Purchase of treasury shares		(1)	(10,284)		(10,285)
Reduction of the B share capital	(5)	5			—
Tax related to transactions with owners			(100)		(100)

Balance at the end of the period	446	(1)	112,150	(73)	112,522

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2023

Balance at the beginning of the year	456	(6)	80,587	2,449	83,486
Net profit for the period			39,242		39,242
Other comprehensive income for the period			30	(542)	(512)

Total comprehensive income for the period			39,272	(542)	38,730

Transactions with owners:
Dividends			(18,337)		(18,337)
Share-based payments			821		821
Purchase of treasury shares		(2)	(14,020)		(14,022)
Reduction of the B share capital	(5)	5			—
Tax related to transactions with owners			(205)		(205)

Balance at the end of the period	451	(3)	88,118	1,907	90,473

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 33 of 36
APPENDIX 6: SALES SPLIT PER AREA

Q2 2024 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	31,117	22,368	20,709	8,749	4,146	2,228	2,375
% change at CER	29%	42%	49%	6%	(5%)	32%	8%
Ozempic®	28,875	21,085	19,448	7,790	3,749	1,983	2,058
% change at CER	30%	39%	46%	11%	(2%)	50%	9%
Victoza®	2,242	1,283	1,261	959	397	245	317
% change at CER	21%	113%	125%	(23%)	(28%)	(34%)	1%
Rybelsus®	5,918	2,976	2,909	2,942	1,702	53	1,187
% change at CER	49%	32%	32%	72%	70%	77%	74%
Total GLP-1	37,035	25,344	23,618	11,691	5,848	2,281	3,562
% change at CER	32%	41%	46%	18%	9%	33%	24%
Long-acting insulin	4,737	1,556	1,384	3,181	1,942	624	615
% change at CER	42%	193%	277%	14%	12%	51%	(6%)
Awiqli®	2	2	—	—	—	—	—
% change at CER	—	—	—	—	—	—	—
Tresiba®	2,297	700	547	1,597	979	218	400
% change at CER	31%	85%	131%	17%	24%	13%	4%
Xultophy®	1,067	54	54	1,013	523	334	156
% change at CER	27%	(27%)	(28%)	32%	15%	167%	(15%)
Levemir®	1,371	800	783	571	440	72	59
% change at CER	82%	—	—	(15%)	(10%)	(24%)	(31%)
Premix insulin	2,436	67	63	2,369	617	1,139	613
% change at CER	0%	(52%)	(53%)	3%	(5%)	3%	13%
Ryzodeg®	1,163	—	—	1,163	181	655	327
% change at CER	21%	—	—	21%	10%	25%	19%
NovoMix®	1,273	67	63	1,206	436	484	286
% change at CER	(14%)	(52%)	(53%)	(10%)	(11%)	(16%)	6%
Fast-acting insulin	3,868	1,253	1,204	2,615	1,703	341	571
% change at CER	10%	37%	44%	0%	2%	(9%)	(1%)
Fiasp®	565	156	144	409	316	—	93
% change at CER	26%	96%	109%	12%	2%	—	67%
NovoRapid®	3,303	1,097	1,060	2,206	1,387	341	478
% change at CER	7%	31%	38%	(2%)	3%	(9%)	(8%)
Human insulin	1,571	299	286	1,272	466	215	591
% change at CER	(22%)	(25%)	(26%)	(21%)	(3%)	(23%)	(30%)
Total insulin	12,612	3,175	2,937	9,437	4,728	2,319	2,390
% change at CER	11%	60%	71%	1%	4%	7%	(9%)
Other Diabetes care[1]	533	58	47	475	179	196	100
% change at CER	(9%)	(19%)	(19%)	(7%)	19%	(22%)	(8%)
Total Diabetes care	50,180	28,577	26,602	21,603	10,755	4,796	6,052
% change at CER	26%	42%	49%	9%	7%	16%	8%
Wegovy®	11,659	10,098	9,907	1,561	1,560	—	1
% change at CER	53%	39%	36%	382%	382%	—	—
Saxenda®	2,245	556	392	1,689	874	31	784
% change at CER	(19%)	(47%)	(58%)	(3%)	(20%)	(34%)	33%
Total Obesity care	13,904	10,654	10,299	3,250	2,434	31	785
% change at CER	34%	28%	25%	58%	71%	(34%)	33%
Diabetes and Obesity care total	64,084	39,231	36,901	24,853	13,189	4,827	6,837
% change at CER	27%	38%	41%	14%	15%	15%	11%

Rare disease segment
Rare blood disorders[2]	2,864	1,341	1,255	1,523	938	131	454
% change at CER	1%	14%	13%	(9%)	(9%)	(3%)	(10%)
Haemophilia A	613	104	102	509	328	116	65
% change at CER	(11%)	(28%)	(28%)	(6%)	10%	(5%)	(47%)
Haemophilia B	361	201	158	160	110	4	46
% change at CER	45%	92%	116%	12%	20%	67%	(6%)
NovoSeven®	1,802	970	932	832	486	11	335
% change at CER	0%	14%	13%	(13%)	(22%)	0%	3%
Rare endocrine disorders[3]	730	206	196	524	277	2	245
% change at CER	(18%)	(28%)	(29%)	(14%)	71%	(97%)	(36%)
Other Rare disease[4]	382	152	52	230	177	3	50
% change at CER	2%	3%	(20%)	2%	4%	50%	(7%)
Rare disease total	3,976	1,699	1,503	2,277	1,392	136	749
% change at CER	(3%)	6%	4%	(9%)	2%	(31%)	(20%)

Total sales	68,060	40,930	38,404	27,130	14,581	4,963	7,586
% change at CER	25%	36%	39%	11%	13%	13%	6%
% change as reported	25%	38%	41%	10%	13%	11%	4%
Share of growth	100%	79%	79%	21%	14%	4%	3%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 34 of 36

H1 2024 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	61,086	44,338	40,842	16,748	8,465	3,576	4,707
% change at CER	32%	44%	48%	9%	0%	22%	19%
Ozempic®	56,685	41,845	38,392	14,840	7,731	2,935	4,174
% change at CER	36%	44%	48%	18%	8%	38%	27%
Victoza®	4,401	2,493	2,450	1,908	734	641	533
% change at CER	(5%)	34%	38%	(30%)	(43%)	(20%)	(19%)
Rybelsus®	10,931	5,369	5,245	5,562	3,325	108	2,129
% change at CER	32%	9%	8%	67%	68%	67%	64%
Total GLP-1	72,017	49,707	46,087	22,310	11,790	3,684	6,836
% change at CER	32%	39%	42%	20%	13%	23%	30%
Long-acting insulin	9,902	3,387	3,051	6,515	3,906	1,329	1,280
% change at CER	34%	102%	124%	15%	9%	66%	0%
Awiqli®	2	2	—	—	—	—	—
% change at CER	—	—	—	—	—	—	—
Tresiba®	5,060	1,769	1,471	3,291	1,970	490	831
% change at CER	31%	71%	92%	16%	19%	17%	10%
Xultophy®	2,190	150	148	2,040	1,064	657	319
% change at CER	37%	(13%)	(13%)	43%	16%	292%	(8%)
Levemir®	2,650	1,466	1,432	1,184	872	182	130
% change at CER	39%	212%	235%	(17%)	(15%)	(15%)	(30%)
Premix insulin	5,404	266	259	5,138	1,304	2,545	1,289
% change at CER	6%	(2%)	(2%)	7%	(3%)	9%	13%
Ryzodeg®	2,430	—	—	2,430	372	1,376	682
% change at CER	29%	—	—	29%	19%	38%	19%
NovoMix®	2,974	266	259	2,708	932	1,169	607
% change at CER	(8%)	(2%)	(2%)	(8%)	(10%)	(13%)	6%
Fast-acting insulin	8,355	3,099	3,004	5,256	3,379	811	1,066
% change at CER	5%	17%	20%	(1%)	0%	0%	(3%)
Fiasp®	1,132	346	323	786	620	—	166
% change at CER	18%	74%	82%	3%	(4%)	—	40%
NovoRapid®	7,223	2,753	2,681	4,470	2,759	811	900
% change at CER	3%	12%	16%	(1%)	1%	0%	(8%)
Human insulin	3,316	666	642	2,650	965	422	1,263
% change at CER	(18%)	(21%)	(21%)	(18%)	(2%)	(35%)	(20%)
Total insulin	26,977	7,418	6,956	19,559	9,554	5,107	4,898
% change at CER	10%	36%	41%	3%	3%	11%	(4%)
Other Diabetes care[1]	1,116	132	105	984	353	444	187
% change at CER	(7%)	(11%)	(14%)	(7%)	14%	(15%)	(13%)
Total Diabetes care	100,110	57,257	53,148	42,853	21,697	9,235	11,921
% change at CER	25%	38%	41%	11%	8%	14%	13%
Wegovy®	21,036	18,331	18,139	2,705	2,704	—	1
% change at CER	74%	57%	56%	485%	485%	—	—
Saxenda®	3,903	741	390	3,162	1,707	56	1,399
% change at CER	(36%)	(71%)	(83%)	(10%)	(21%)	(43%)	11%
Total Obesity care	24,939	19,072	18,529	5,867	4,411	56	1,400
% change at CER	37%	35%	33%	47%	67%	(43%)	11%
Diabetes and Obesity care total	125,049	76,329	71,677	48,720	26,108	9,291	13,321
% change at CER	27%	37%	39%	14%	15%	13%	13%

Rare disease segment
Rare blood disorders[2]	5,752	2,656	2,485	3,096	1,934	166	996
% change at CER	(2%)	8%	7%	(9%)	(9%)	(36%)	(4%)
Haemophilia A	1,216	291	287	925	610	134	181
% change at CER	(9%)	2%	5%	(12%)	(3%)	(41%)	(9%)
Haemophilia B	623	322	243	301	201	9	91
% change at CER	41%	78%	104%	16%	19%	67%	7%
NovoSeven®	3,754	1,938	1,856	1,816	1,084	23	709
% change at CER	(4%)	4%	2%	(11%)	(15%)	(23%)	(3%)
Rare endocrine disorders[3]	1,843	942	924	901	486	5	410
% change at CER	(8%)	35%	36%	(30%)	46%	(96%)	(50%)
Other Rare disease[4]	765	283	100	482	379	7	96
% change at CER	0%	2%	(17%)	(1%)	0%	75%	(8%)
Rare disease total	8,360	3,881	3,509	4,479	2,799	178	1,502
% change at CER	(3%)	13%	12%	(14%)	(1%)	(53%)	(24%)

Total sales	133,409	80,210	75,186	53,199	28,907	9,469	14,823
% change at CER	25%	36%	38%	11%	13%	10%	7%
% change as reported	24%	36%	38%	9%	13%	6%	5%
Share of growth	100%	80%	77%	20%	13%	3%	4%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 35 of 36
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Net sales and operating profit at CER, EBITDA and Free cash flow.

Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries, as defined in IAS 29 ‘Financial reporting in hyperinflation economies’, are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

Net sales at CER

DKK million	H1 2024	H1 2023	% change H1 2024 to H1 2023	Q2 2024	Q2 2023	% change Q2 2024 to Q2 2023

Net sales	133,409	107,667	24%	68,060	54,300	25%
Effect of exchange rates	782	—		(176)	—
Net sales at CER	134,191	107,667	25%	67,884	54,300	25%

Operating profit at CER

DKK million	H1 2024	H1 2023	% change H1 2024 to H1 2023	Q2 2024	Q2 2023	% change Q2 2024 to Q2 2023

Operating profit	57,780	48,895	18%	25,934	23,888	9%
Effect of exchange rates	628	—		(120)	—
Operating profit at CER	58,408	48,895	19%	25,814	23,888	8%

EBITDA
Novo Nordisk has significantly increased its Business Development M&A activities and Capital expenditure for property, plant and equipment during recent years. Novo Nordisk defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies.

EBITDA

DKK million	H1 2024	H1 2023	% change H1 2024 to H1 2023	Q2 2024	Q2 2023	% change Q2 2024 to Q2 2023

Net profit	45,457	39,242	16%	20,050	19,428	3%
Income taxes	11,793	9,749	21%	5,282	4,826	9%
Financial income	(3,106)	(571)	N/A	(960)	281	N/A
Financial expenses	3,636	475	N/A	1,562	(647)	N/A
Operating profit (EBIT)	57,780	48,895	18%	25,934	23,888	9%
Depreciation, amortisation and impairment losses	11,759	3,896	202%	8,845	2,177	306%
EBITDA	69,539	52,791	32%	34,779	26,065	33%

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 58 / 2024

Financial report for the period 1 January 2024 to 30 June 2024	Page 36 of 36
Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	H1 2024	H1 2023	Q2 2024	Q2 2023

Net cash generated from operating activities	64,817	58,391	50,503	28,577
Net cash used in investing activities	(16,775)	(15,932)	(20,731)	(9,285)
Net purchase of marketable securities	(6,172)	3,878	6,808	2,006
Repayment on lease liabilities	(561)	(800)	(291)	(525)
Free cash flow	41,309	45,537	36,289	20,773

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Company announcement No 58 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 7, 2024
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer